UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of
the Securities Exchange Act of 1934

Date of Report: January 7, 2016
(Date of earliest event reported)

FORD MOTOR CREDIT COMPANY LLC
(Exact name of registrant as specified in its charter)

Delaware
(State or other jurisdiction of organization)

1-6368	38-1612444
(Commission File Number)	(IRS Employer Identification No.)

One American Road, Dearborn, Michigan	48126
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code 313-322-3000

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ]   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
[ ]   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
[ ]   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act
       (17 CFR 240.14d-2(b))
[ ]   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act
       (17 CFR 240.13e-4(c))

Item 8.01. Other Events.

On January 7, 2016, Ford Motor Company ("Ford") announced a change to its method for reporting certain components of its defined benefit pension and other postretirement employee benefit ("OPEB") plans. Ford's press release dated January 7, 2016 is attached as Exhibit 99.1 and is incorporated by reference herein.

Under the new method, which Ford adopted on December 31, 2015, Ford will immediately recognize pension and OPEB remeasurement gains and losses in income in the year incurred (generally in the fourth quarter) rather than amortizing them over many years. Historically, Ford recognized remeasurement gains and losses as a component of *Accumulated Other Comprehensive Income/(Loss)* and amortized them as a component of net periodic benefit cost, subject to a corridor, over the remaining service period of its active employees. The remeasurement will be recognized centrally each year instead of in Ford's Automotive business units and will be reported as a special item since it is not reflective of the underlying operating results of Ford's automotive business. The change to immediate recognition will have no effect on cash, pension funding requirements, or employees' pension or OPEB benefits.

In addition, Ford will now use fair value to calculate the expected return on plan assets. Ford previously used a market-related value of plan assets that recognized changes in fair value over time to calculate the expected return on plan assets.

With this change, Ford's 2015 pre-tax profit, excluding special items, is expected to increase by about $1.5 billion and is now expected to be $10 billion to $11 billion.

Ford has applied this change retrospectively and has revised prior period results; Exhibit 99.2 hereto, which is incorporated by reference herein, contains revised financial information of Ford for 2013, 2014, and the first nine months of 2015.

Item 9.01. Financial Statements and Exhibits.

EXHIBITS*

Designation	Description	Method of Filing
Exhibit 99.1	News release dated January 7, 2016 of Ford Motor Company	Filed with this Report
Exhibit 99.2	Revised financial information of Ford Motor Company for 2013, 2014, and the first nine months of 2015	Filed with this Report

___

* Any reference in the attached exhibit(s) to Ford's corporate website(s) and/or other social media sites or platforms, and the contents thereof, is provided for convenience only; such websites or platforms and the contents thereof are not incorporated by reference into this Report nor deemed filed with the Securities and Exchange Commission.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

FORD MOTOR CREDIT COMPANY LLC
(Registrant)

Date: January 7, 2016

By: /s/ David J. Witten
David J. Witten
Assistant Secretary

EXHIBIT INDEX

Designation	Description
Exhibit 99.1	News release dated January 7, 2016 of Ford Motor Company
Exhibit 99.2	Revised financial information of Ford Motor Company for 2013, 2014, and the first nine months of 2015




Ford Adopts Mark-to-Market for Pension and OPEB Plans; Improves Transparency of Automotive Operating Performance

- Company builds upon significant pension funding and de-risking progress made to date

- Mark-to-market recognizes current performance of pension and OPEB plans; no effect on cash, pension funding requirements or employees' pension and OPEB benefits

- 2015 company pre-tax profit, excluding special items, will increase by $1.5 billion and is now expected to be $10 billion to $11 billion

DEARBORN, **Mich.**, Jan. 7, 2016 – Ford Motor Company (NYSE: F) is changing its method for reporting pension and other postretirement employee benefits (OPEB) to provide a clearer view of Ford's operating performance and segment results.

 "Ford has delivered consistently strong operating results since 2010. The change we are announcing today in how we report accumulated costs related to our pension and OPEB plans will show that our operating results were even stronger, particularly in North America and Europe," said Bob Shanks, Ford executive vice president and chief financial officer. "The change better aligns our operating results with our operating cash flow and makes our results more comparable to our major competitors. Taking this step was enabled by the pension de-risking strategy we announced in 2012 and have been implementing ever since."

Mark-to-market, also known as immediate recognition accounting, has been adopted by many large U.S. corporations. Under this method, which Ford adopted on Dec. 31, 2015, Ford will recognize pension and OPEB remeasurement gains and losses in the year incurred (generally in the fourth quarter) rather than amortizing them over many years. The remeasurement will be recognized centrally each year instead of in Ford's Automotive business units and will be reported as a special item since it is not reflective of the underlying operating results of Ford's automotive business. The change will have no effect on cash, pension funding requirements or employees' pension or OPEB benefits.

With this change, Ford's 2015 pre-tax profit, excluding special items, is expected to increase by about $1.5 billion and is now expected to be $10 billion to $11 billion. Ford has retrospectively applied this change and revised prior period results. The tables that follow contain revised financial information for 2013, 2014 and the first nine months of 2015.

# # #

About Ford Motor Company
Ford Motor Company, a global automotive industry leader based in Dearborn, Michigan, manufactures or distributes automobiles across six continents. With about 197,000 employees and 67 plants worldwide, the company's automotive brands include Ford and Lincoln. The company provides financial services through Ford Motor Credit Company. For more information regarding Ford and its products worldwide, please visit www.corporate.ford.com.

Contacts:	Media:	Equity Investment Community:	Fixed Income Investment Community:	Shareholder Inquiries:
	Whitney Eichinger	Erik Eliason	Stephen Dahle	1.800.555.5259 or
	1.313.390.5565	1.313.594.0613	1.313.621.0881	1.313.845.8540
	weiching@ford.com	fordir@ford.com	fixedinc@ford.com	stockinf@ford.com

Risk Factors

Statements included or incorporated by reference herein may constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are based on expectations, forecasts, and assumptions by our management and involve a number of risks, uncertainties, and other factors that could cause actual results to differ materially from those stated, including, without limitation:

- Decline in industry sales volume, particularly in the United States, Europe, or China, due to financial crisis, recession, geopolitical events, or other factors;
- Decline in Ford's market share or failure to achieve growth;
- Lower-than-anticipated market acceptance of Ford's new or existing products;
- Market shift away from sales of larger, more profitable vehicles beyond Ford's current planning assumption, particularly in the United States;
- An increase in or continued volatility of fuel prices, or reduced availability of fuel;
- Continued or increased price competition resulting from industry excess capacity, currency fluctuations, or other factors;
- Fluctuations in foreign currency exchange rates, commodity prices, and interest rates;
- Adverse effects resulting from economic, geopolitical, or other events;
- Economic distress of suppliers that may require Ford to provide substantial financial support or take other measures to ensure supplies of components or materials and could increase costs, affect liquidity, or cause production constraints or disruptions;
- Work stoppages at Ford or supplier facilities or other limitations on production (whether as a result of labor disputes, natural or man-made disasters, tight credit markets or other financial distress, production constraints or difficulties, or other factors);
- Single-source supply of components or materials;
- Labor or other constraints on Ford's ability to maintain competitive cost structure;
- Substantial pension and postretirement health care and life insurance liabilities impairing liquidity or financial condition;
- Worse-than-assumed economic and demographic experience for postretirement benefit plans (e.g., discount rates or investment returns);
- Restriction on use of tax attributes from tax law "ownership change;"
- The discovery of defects in vehicles resulting in delays in new model launches, recall campaigns, or increased warranty costs;
- Increased safety, emissions, fuel economy, or other regulations resulting in higher costs, cash expenditures, and/or sales restrictions;
- Unusual or significant litigation, governmental investigations, or adverse publicity arising out of alleged defects in products, perceived environmental impacts, or otherwise;
- A change in requirements under long-term supply arrangements committing Ford to purchase minimum or fixed quantities of certain parts, or to pay a minimum amount to the seller ("take-or-pay" contracts);
- Adverse effects on results from a decrease in or cessation or clawback of government incentives related to investments;
- Inherent limitations of internal controls impacting financial statements and safeguarding of assets;
- Cybersecurity risks to operational systems, security systems, or infrastructure owned by Ford, Ford Credit, or a third-party vendor or supplier;
- Failure of financial institutions to fulfill commitments under committed credit and liquidity facilities;
- Inability of Ford Credit to access debt, securitization, or derivative markets around the world at competitive rates or in sufficient amounts, due to credit rating downgrades, market volatility, market disruption, regulatory requirements, or other factors;
- Higher-than-expected credit losses, lower-than-anticipated residual values, or higher-than-expected return volumes for leased vehicles;
- Increased competition from banks, financial institutions, or other third parties seeking to increase their share of financing Ford vehicles; and
- New or increased credit, consumer, or data protection or other regulations resulting in higher costs and/or additional financing restrictions.

We cannot be certain that any expectation, forecast, or assumption made in preparing forward-looking statements will prove accurate, or that any projection will be realized. It is to be expected that there may be differences between projected and actual results. Our forward-looking statements speak only as of the date of their initial issuance, and we do not undertake any obligation to update or revise publicly any forward-looking statement, whether as a result of new information, future events, or otherwise. For additional discussion, see "Item 1A. Risk Factors" in our 2014 Form 10-K Report, as updated by our subsequent Quarterly Reports on Form 10-Q and Current Reports on Form 8-K.

The following table shows Ford Motor Company's previously reported and revised results (in millions, except per share amounts):

	Automotive Sector					
	Operating Segments			Reconciling Items		
	North America	Europe	Rest of World (a)	Other Automotive	Special Items	Total
For the First Nine Months Ended September 30, 2015						
Income/(Loss) before income taxes - Previously Reported	$ 6,607	$ (381)	$ (204)	$ (542)	$ 166	$ 5,646
Elimination of (gain)/loss amortization	579	478	2	—	—	1,059
Other - primarily asset fair value change and inventory effects	130	31	4	—	—	165
Net remeasurement gain/(loss)	—	—	—	—	—	—
Income/(Loss) before income taxes - Automotive Sector - Revised	$ 7,316	$ 128	$ (198)	$ (542)	$ 166	$ 6,870
Income before income taxes - Financial Services Sector						1,486
Income before income taxes						$ 8,356
(Provision for)/Benefit from income taxes						(2,849)
(Income)/Loss attributable to noncontrolling interests						(2)
Net income attributable to Ford Motor Company						$ 5,505
Diluted earnings per common share - Revised						$ 1.38
Memo: Diluted earnings per common share excluding special items						$ 1.35
For the Year Ended December 31, 2014						
Income/(Loss) before income taxes - Previously Reported	$ 6,898	$ (1,062)	$ (593)	$ (755)	$ (1,940)	$ 2,548
Elimination of (gain)/loss amortization	481	411	(1)	—	—	891
Other - primarily asset fair value change and inventory effects	64	53	3	—	—	120
Net remeasurement gain/(loss) and other special items (b) (c)	—	—	—	—	(4,119)	(4,119)
Income/(Loss) before income taxes - Automotive Sector - Revised	$ 7,443	$ (598)	$ (591)	$ (755)	$ (6,059)	$ (560)
Income before income taxes - Financial Services Sector						1,794
Income before income taxes						$ 1,234
(Provision for)/Benefit from income taxes						(4)
(Income)/Loss attributable to noncontrolling interests						1
Net income attributable to Ford Motor Company						$ 1,231
Diluted earnings per common share - Revised						$ 0.31
Memo: Diluted earnings per common share excluding special items						$ 1.34
For the Year Ended December 31, 2013						
Income/(Loss) before income taxes - Previously Reported	$ 8,809	$ (1,442)	$ 225	$ (656)	$ (1,568)	$ 5,368
Elimination of (gain)/loss amortization	1,054	443	2	—	—	1,499
Other - primarily asset fair value change and inventory effects	14	(26)	—	—	—	(12)
Net remeasurement gain/(loss) and other special items (c)	—	—	—	—	5,844	5,844
Income/(Loss) before income taxes - Automotive Sector - Revised	$ 9,877	$ (1,025)	$ 227	$ (656)	$ 4,276	$ 12,699
Income before income taxes - Financial Services Sector						1,672
Income before income taxes						$ 14,371
(Provision for)/Benefit from income taxes						(2,425)
(Income)/Loss attributable to noncontrolling interests						7
Net income attributable to Ford Motor Company						$ 11,953
Diluted earnings per common share - Revised						$ 2.94
Memo: Diluted earnings per common share excluding special items						$ 1.86

(a)   Includes South America, Middle East & Africa, and Asia Pacific Automotive segments.
(b)   Included in 2014 net remeasurement gain/(loss) is a $(782) million adjustment to correct for an understatement in the year-end 2014 valuation of our U.S. pension benefit obligation previously recorded in the first quarter of 2015 and disclosed in our Quarterly Reports on Form 10-Q filed in 2015.
(c)   Other special items include the reversal of settlement expense related to recognition of unamortized gains/losses.

The following table shows the Automotive sector's previously reported and revised results (in millions):

	Automotive Sector						
	2015			**2014**			
	September 30	**June 30**	**March 31**	**December 31**	**September 30**	**June 30**	**March 31**
North America							.
Income/(Loss) before income taxes - Previously Reported	$ 2,670	$ 2,597	$ 1,340	$ 1,548	$ 1,410	$ 2,440	$ 1,500
Elimination of (gain)/loss amortization	192	193	194	120	121	120	120
Other - primarily asset fair value change and inventory effects	47	48	35	(54)	6	7	105
Income/(Loss) before income taxes - Revised	$ 2,909	$ 2,838	$ 1,569	$ 1,614	$ 1,537	$ 2,567	$ 1,725
Europe							.
Income/(Loss) before income taxes - Previously Reported	$ (182)	$ (14)	$ (185)	$ (443)	$ (439)	$ 14	$ (194)
Elimination of (gain)/loss amortization	160	156	162	99	104	105	103
Other - primarily asset fair value change and inventory effects	31	19	(19)	47	5	5	(4)
Income/(Loss) before income taxes - Revised	$ 9	$ 161	$ (42)	$ (297)	$ (330)	$ 124	$ (95)
Rest of World (a)							.
Income/(Loss) before income taxes - Previously Reported	$ (158)	$ (39)	$ (7)	$ (174)	$ (141)	$ (113)	$ (165)
Elimination of (gain)/loss amortization	—	1	1	(1)	—	—	—
Other - primarily asset fair value change and inventory effects	2	1	1	1	—	1	1
Income/(Loss) before income taxes - Revised	$ (156)	$ (37)	$ (5)	$ (174)	$ (141)	$ (112)	$ (164)
Other Automotive							.
Income/(Loss) before income taxes - Previously Reported	$ (163)	$ (167)	$ (212)	$ (218)	$ (144)	$ (171)	$ (222)
Elimination of (gain)/loss amortization	—	—	—	—	—	—	—
Other - primarily asset fair value change and inventory effects	—	—	—	—	—	—	—
Income/(Loss) before income taxes - Revised	$ (163)	$ (167)	$ (212)	$ (218)	$ (144)	$ (171)	$ (222)
Special Items							.
Income/(Loss) before income taxes - Previously Reported	$ 166	$ —	$ —	$ (1,177)	$ (160)	$ (481)	$ (122)
Net remeasurement gain/(loss) and other special items (b)	—	—	—	(4,119)	—	—	—
Income/(Loss) before income taxes - Revised	$ 166	$ —	$ —	$ (5,296)	$ (160)	$ (481)	$ (122)
Total							.
Income/(Loss) before income taxes - Previously Reported	$ 2,333	$ 2,377	$ 936	$ (464)	$ 526	$ 1,689	$ 797
Elimination of (gain)/loss amortization	352	350	357	218	225	225	223
Other - primarily asset fair value change and inventory effects	80	68	17	(6)	11	13	102
Special items	—	—	—	(4,119)	—	—	—
Income/(Loss) before income taxes - Revised	$ 2,765	$ 2,795	$ 1,310	$ (4,371)	$ 762	$ 1,927	$ 1,122

_____
(a) Includes South America, Middle East & Africa, and Asia Pacific Automotive segments.
(b) Included in fourth quarter 2014 net remeasurement gain/(loss) is a $(782) million adjustment to correct for an understatement in the year-end 2014 valuation of our U.S. pension benefit obligation previously recorded in the first quarter of 2015 and disclosed in our Quarterly Reports on Form 10-Q filed in 2015. Other special items includes the reversal of settlement expense related to recognition of unamortized gains/losses.